April 26, 2021

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

Re:                             Notice of disclosure filed in Annual Report on Form 20-F under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Turkcell Iletisim Hizmetleri A.S. has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2020, which was filed with the Securities and Exchange Commission on April 26, 2021. Such disclosure is located in “Item 4B—Business Overview” under the heading “Disclosure Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”)” of the Annual Report on Form 20-F.

Sincerely,

Turkcell Iletisim Hizmetleri A.S.

By:	/s/ Ali Serdar Yagci

Name:	Ali Serdar Yagci
Title:	Investor Relations and Corporate Finance Director